SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02038332

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act or 1934

For the month of May 2002

Pacific Rim Mining Corp.
(Translation of registrant's name into English)

Suite 2393 – 595 Burrard Street, PO Box 49186
Vancouver, B.C. V7X 1K8
Canada

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

PACIFIC RIM MINING CORP.



Date ___May 24, 2002___   By: _____

Kathryn A. Church
Corporate Secretary

PROCESSED

JUN 0 5 2002

THOMSON
FINANCIAL



PACIFIC RIM ACQUIRES BONANZA-GRADE LA CALERA PROJECT

Pacific Rim Mining Corp. is pleased to announce that it has signed a letter of intent with Minerales Entremares El Salvador, S.A. de C.V. to acquire the La Calera gold project, located approximately 8 kilometers west of Pacific Rim's El Dorado gold deposit in El Salvador. Under the letter of intent Pacific Rim has the option to acquire 100% of the 35 square kilometer project by making payments of: US $ 5,000 on signing (paid), US $15,000 on completion of a two month due diligence period; and US $20,000, $35,000,$75,000 and $150,000 the first through fourth anniversaries, respectively. Additionally, Pacific Rim will undertake staged work obligations totaling US $375,000. A 0.5% NSR granted to the owners can be bought out for US $200,000 before the 6 month anniversary of the commencement of commercial production.

The La Calera project hosts a bonanza epithermal gold vein system similar to that at Pacific Rim's El Dorado project. Previous workers identified three principal veins, which were mapped and sampled on a reconnaissance level. Five trenches dug across the approximately 1 meter-wide Rosa vein over a strike length of 500 meters returned assays of 28.47 g/t gold, 15.67 g/t gold, 29.73 g/t gold, 3.52 g/t gold and 30.77 g/t gold. The highest-grade sample documented to date from the project assayed 45.89 g/t gold.

Pacific Rim intends to reopen the old trenches, conduct confirmation sampling and reconnaissance-scale mapping on the La Calera project in the coming months. If results warrant, a detailed exploration program will be conducted to define potential drill targets.

"We are intrigued by the exploration potential of the La Calera project, either as a stand-alone or as an add-on to our nearby El Dorado gold deposit," states Tom Shrake, CEO. "We continue to look for quality bonanza prospects in Central America and other epithermal belts along the Pacific margin. It is in this prolific geologic environment that we have the technical expertise and geographic experience to provide our shareholders a competitive edge."

On behalf of the board of directors,

Thomas C. Shrake
CEO

#2390 – 595 Burrard St., Three Bentall Center, P.O. Box 49186, Vancouver, BC V7X 1K8
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com